東方有色集團有限公司*
ONFEM HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)

04035696

RECEIVED
JUL 2 0 2004
SEC MAIL PROCESSING SECTION
WASH. D.C. 185

8th July, 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

BY AIRMAIL

SEC FILE NO. 82-3735

SUPPL

Dear Sirs,

Re: ONFEM Holdings Limited (the "Company")
- Information furnished pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934 (the "Act")

In order to maintain the Company's exemption from Section 12(g) of the Act pursuant to Rule 12g(3)-2(b) under the Act, we submit herewith two copies of an announcement of the Company dated 7th July, 2004.

The enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

Yours faithfully,
For and on behalf of
ONFEM HOLDINGS LIMITED

PROCESSED
JUL 2 1 2004
THOMSON FINANCIAL

Eva Siu
Enclosures

dlw 7/21

香港九龍尖沙咀漆咸道南79號中國五礦大廈18樓 電話：2613 6363 傳真：2581 9823
18/F., CHINA MINMETALS TOWER, 79 CHATHAM ROAD SOUTH, TSIMSHATSUI, KOWLOON, HONG KONG TEL : 2613 6363 FAX : 2581 9823

* *For identification purpose only*

ONFEM HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code: 230)

ANNOUNCEMENT

Reference is made to the announcement of the Company dated 16 June 2004 in relation to, among other things, the issue of a statutory demand in the sum of approximately HK$2,151,000 by the Group against PEHL on 28 May 2004.

On 7 July 2004, the Group filed a petition for the winding-up of PEHL to the High Court of Hong Kong since PEHL had failed to meet the statutory demand.

Shareholders of the Company and potential investors are reminded to exercise caution when dealing in the shares of the Company.

WINDING UP PETITION AGAINST PEHL

Reference is made to the announcement of the Company dated 16 June 2004 in relation to, among other things, the issue of a statutory demand in the sum of approximately HK$2,151,000 by the Group against PEHL on 28 May 2004.

On 7 July 2004, the Group filed a petition for the winding-up of PEHL to the High Court of Hong Kong since PEHL had failed to meet the statutory demand.

As stated in the announcement of the Company dated 16 June 2004, the Company was informed by PEL that PEL would be wound up pursuant to Section 228A of the Companies Ordinance (Chapter 32, Laws of Hong Kong). PEL is a wholly-owned subsidiary of PEHL. The Company holds a 51% indirect beneficial interest in PEHL, and the remaining 49% is held by Polyrich Profits Limited which, as far as the Company is aware, is wholly owned by Mr. Leung. Mr. Leung is also a director of PEHL. Apart from the aforesaid relationship, Mr. Leung is an independent third party not connected with the directors, chief executive or substantial shareholder of the Company or any of its subsidiaries or an associate of any of them.

According to the audited consolidated accounts of the Group and the unaudited consolidated accounts of PEHL (both as at and for the year ended 31 December 2003), PEHL is a "major subsidiary" of the Company within the meaning of Rule 13.25(2) of the Listing Rules since the unaudited consolidated revenue of PEHL represented approximately 43.6% of the audited consolidated revenue of the Group for the year ended 31 December 2003.

PEHL had incurred losses since the year ended 31 December 1998 and had been in a net liability position since the year ended 31 December 2002. The investment cost of PEHL has already been fully provided for in the consolidated accounts of the Group. On this basis, the Board does not expect any material adverse impact on the Group arising from the presentation of the winding-up petition against PEHL.

INFORMATION ON PEHL AND ITS SUBSIDIARIES

For further details of PEHL and its subsidiaries, please refer to the Company's announcement dated 16 June 2004 and in particular, the section entitled "INFORMATION ON THE POLYCROWN GROUP".

For the year ended 31 December 2003, the unaudited consolidated net losses before and after taxation of PEHL were approximately HK$27,821,000 and HK$27,926,000 respectively. For the year ended 31 December 2002, the audited consolidated net losses before and after taxation of PEHL were approximately HK$62,344,000 and HK$63,382,000 respectively. The unaudited and audited consolidated negative net tangible assets of PEHL were approximately HK$116,837,000 and HK$88,911,000 as at 31 December 2003 and 31 December 2002 respectively.

The Company will make further announcement(s) in the event of any material development in this matter.

Shareholders of the Company and potential investors are reminded to exercise caution when dealing in the shares of the Company.

LIST OF DIRECTORS

As at the date hereof, the Board comprises eight directors, of which five are executive directors, namely, Mr. Lin Xizhong, Mr. Wang Xingdong, Mr. Yan Xichuan, Mr. Qian Wenchao and Ms. He Xiaoli; and three are independent non-executive directors, namely, Mr. Lam Chun, Daniel, Mr. Selwyn Mar and Ms. Tam Wai Chu, Maria.

DEFINITIONS

"Board"	the board of directors (including the independent non-executive directors) of the Company
"Company"	ONFEM Holdings Limited, a company incorporated in Bermuda with limited liability and the shares of which are listed on The Stock Exchange of Hong Kong Limited
"Group"	the Company and its subsidiaries
"Hong Kong"	Hong Kong Special Administrative Region of the People's Republic of China
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"Mr. Leung"	Mr. Leung Pok Ching
"PEL"	Polycrown Engineering Limited, a wholly-owned subsidiary of PEHL
"PEHL"	Polycrown Engineering (Holdings) Limited, an indirect 51%-owned subsidiary of the Company

By order of the Board
Wang Xingdong
Managing Director

Hong Kong, 7 July 2004

ONFEM HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code: 230)

ANNOUNCEMENT

Reference is made to the announcement of the Company dated 16 June 2004 in relation to, among other things, the issue of a statutory demand in the sum of approximately HK$2,151,000 by the Group against PEHL on 28 May 2004.

On 7 July 2004, the Group filed a petition for the winding-up of PEHL to the High Court of Hong Kong since PEHL had failed to meet the statutory demand.

Shareholders of the Company and potential investors are reminded to exercise caution when dealing in the shares of the Company.

WINDING UP PETITION AGAINST PEHL

Reference is made to the announcement of the Company dated 16 June 2004 in relation to, among other things, the issue of a statutory demand in the sum of approximately HK$2,151,000 by the Group against PEHL on 28 May 2004.

On 7 July 2004, the Group filed a petition for the winding-up of PEHL to the High Court of Hong Kong since PEHL had failed to meet the statutory demand.

As stated in the announcement of the Company dated 16 June 2004, the Company was informed by PEL that PEL would be wound up pursuant to Section 228A of the Companies Ordinance (Chapter 32, Laws of Hong Kong). PEL is a wholly-owned subsidiary of PEHL. The Company holds a 51% indirect beneficial interest in PEHL, and the remaining 49% is held by Polyrich Profits Limited which, as far as the Company is aware, is wholly owned by Mr. Leung. Mr. Leung is also a director of PEHL. Apart from the aforesaid relationship, Mr. Leung is an independent third party not connected with the directors, chief executive or substantial shareholder of the Company or any of its subsidiaries or an associate of any of them.

According to the audited consolidated accounts of the Group and the unaudited consolidated accounts of PEHL (both as at and for the year ended 31 December 2003), PEHL is a "major subsidiary" of the Company within the meaning of Rule 13.25(2) of the Listing Rules since the unaudited consolidated revenue of PEHL represented approximately 43.6% of the audited consolidated revenue of the Group for the year ended 31 December 2003.

PEHL had incurred losses since the year ended 31 December 1998 and had been in a net liability position since the year ended 31 December 2002. The investment cost of PEHL has already been fully provided for in the consolidated accounts of the Group. On this basis, the Board does not expect any material adverse impact on the Group arising from the presentation of the winding-up petition against PEHL.

INFORMATION ON PEHL AND ITS SUBSIDIARIES

For further details of PEHL and its subsidiaries, please refer to the Company's announcement dated 16 June 2004 and in particular, the section entitled "INFORMATION ON THE POLYCROWN GROUP".

For the year ended 31 December 2003, the unaudited consolidated net losses before and after taxation of PEHL were approximately HK$27,821,000 and HK$27,926,000 respectively. For the year ended 31 December 2002, the audited consolidated net losses before and after taxation of PEHL were approximately HK$62,344,000 and HK$63,382,000 respectively. The unaudited and audited consolidated negative net tangible assets of PEHL were approximately HK$116,837,000 and HK$88,911,000 as at 31 December 2003 and 31 December 2002 respectively.

The Company will make further announcement(s) in the event of any material development in this matter.

Shareholders of the Company and potential investors are reminded to exercise caution when dealing in the shares of the Company.

LIST OF DIRECTORS

As at the date hereof, the Board comprises eight directors, of which five are executive directors, namely, Mr. Lin Xizhong, Mr. Wang Xingdong, Mr. Yan Xichuan, Mr. Qian Wenchao and Ms. He Xiaoli; and three are independent non-executive directors, namely, Mr. Lam Chun, Daniel, Mr. Selwyn Mar and Ms. Tam Wai Chu, Maria.

DEFINITIONS

"Board"	the board of directors (including the independent non-executive directors) of the Company
"Company"	ONFEM Holdings Limited, a company incorporated in Bermuda with limited liability and the shares of which are listed on The Stock Exchange of Hong Kong Limited
"Group"	the Company and its subsidiaries
"Hong Kong"	Hong Kong Special Administrative Region of the People's Republic of China
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"Mr. Leung"	Mr. Leung Pok Ching
"PEL"	Polycrown Engineering Limited, a wholly-owned subsidiary of PEHL
"PEHL"	Polycrown Engineering (Holdings) Limited, an indirect 51%-owned subsidiary of the Company

By order of the Board
Wang Xingdong
Managing Director

Hong Kong, 7 July 2004

本公佈全部或部份內容或因倚賴該等內容而引致之任何損失承擔任何責任。

ONFEM HOLDINGS LIMITED
東方有色集團有限公司*

(於百慕達註冊成立之有限公司)

(股份代號：230)

公佈

謹此提述本公司日期為二零零四年六月十六日有關(其中包括)本集團於二零零四年五月二十八日向PEHL發出金額約為2,151,000港元之法定催款函之公佈。

於二零零四年七月七日，本集團基於PEHL無法如期償還法定催款函所述之欠款而向香港高等法院提交將PEHL清盤之呈請。

本公司各股東及潛在投資者於買賣本公司股份時務請審慎行事。

將PEHL清盤之呈請

謹此提述本公司日期為二零零四年六月十六日有關(其中包括)本集團於二零零四年五月二十八日向PEHL發出金額約為2,151,000港元之法定催款函之公佈。

於二零零四年七月七日，本集團基於PEHL無法如期償還法定催款函所述之欠款而向香港高等法院提交將PEHL清盤之呈請。

誠如本公司日期為二零零四年六月十六日之公佈所述，本公司接獲PEL通知PEL將根據公司條例(香港法例第32章)第228A條清盤。PEL為PEHL之全資附屬公司。本公司間接持有PEHL 51%實益權益，其餘49%由Polyrich Profits Limited持有。據本公司所知，其為由梁先生全資擁有之公司。梁先生亦為PEHL之董事。除上述關係外，梁先生為獨立第三者，與本公司或其任何附屬公司之董事、行政總裁、主要股東或彼等各自之聯繫人概無關連。

根據本集團之經審核綜合帳目及PEHL之未經審核綜合帳目(均於及截至二零零三年十二月三十一日止年度)，由於PEHL之未經審核綜合收益佔本集團於二零零三年十二月三十一日止年度之經審核綜合收益約43.6%，根據上市規則第13.25(2)條，PEHL被界定為本公司之"主要附屬公司"。

PEHL自截至一九九八年十二月三十一日止年度起錄得虧損及自截至二零零二年十二月三十一日止年度起錄得淨負債。PEHL之投資成本已於本集團之綜合帳目中作全數撥備。基於上述原因，董事會預期提呈將PEHL清盤之呈請不會對本集團造成任何重大不良影響。

PEHL及其附屬公司資料

有關PEHL及其附屬公司之進一步詳情，請參閱本公司日期為二零零四年六月十六日之公佈，特別是「多利加集團資料」之部份。

截至二零零三年十二月三十一日止年度，PEHL之未經審核綜合除稅前及除稅後淨虧損分別約為27,821,000港元及27,926,000港元。截至二零零二年十二月三十一日止年度，PEHL之經審核綜合除稅前及除稅後淨虧損分別約為62,344,000港元及63,382,000港元。PEHL於二零零三年十二月三十一日之未經審核及於二零零二年十二月三十一日之經審核綜合有形資產淨值分別約為負額116,837,000港元及負額88,911,000港元。

倘此事件有任何重大發展，本公司將作進一步公佈。

本公司各股東及潛在投資者於買賣本公司股份時務請審慎行事。

董事名單

於本公佈之日期，董事會由八名董事組成，其中五名為執行董事，即林錫忠先生、王幸東先生、閻西川先生、錢文超先生及何小麗女士；三名為獨立非執行董事，即林濬先生、馬紹援先生及譚惠珠女士。

釋義

「董事會」	指	本公司董事會(包括獨立非執行董事)
「本公司」	指	東方有色集團有限公司，於百慕達註冊成立之有限公司，其股份於香港聯合交易所有限公司上市
「本集團」	指	本公司及其附屬公司
「香港」	指	中華人民共和國香港特別行政區
「上市規則」	指	香港聯合交易所有限公司證券上市規則
「梁先生」	指	梁博程先生
「PEL」	指	多利加工程有限公司，其為PEHL之全資附屬公司
「PEHL」	指	Polycrown Engineering (Holdings) Limited，其為本公司間接持有51%之附屬公司

承董事會命
董事總經理
王幸東

香港，二零零四年七月七日

* *僅供識別*

ONFEM HOLDINGS LIMITED
東方有色集團有限公司*

(於百慕達註冊成立之有限公司)
(股份代號：230)

公佈

> 謹此提述本公司日期為二零零四年六月十六日有關(其中包括)本集團於二零零四年五月二十八日向PEHL發出金額約為2,151,000港元之法定催款函之公佈。
>
> 於二零零四年七月七日，本集團基於PEHL無法如期償還法定催款函所述之欠款而向香港高等法院提交將PEHL清盤之呈請。
>
> **本公司各股東及潛在投資者於買賣本公司股份時務請審慎行事。**

將PEHL清盤之呈請

謹此提述本公司日期為二零零四年六月十六日有關(其中包括)本集團於二零零四年五月二十八日向PEHL發出金額約為2,151,000港元之法定催款函之公佈。

於二零零四年七月七日，本集團基於PEHL無法如期償還法定催款函所述之欠款而向香港高等法院提交將PEHL清盤之呈請。

誠如本公司日期為二零零四年六月十六日之公佈所述，本公司接獲PEL通知PEL將根據公司條例(香港法例第32章)第228A條清盤。PEL為PEHL之全資附屬公司。本公司間接持有PEHL 51%實益權益，其餘49%由Polyrich Profits Limited持有。據本公司所知，其為由梁先生全資擁有之公司。梁先生亦為PEHL之董事。除上述關係外，梁先生為獨立第三者，與本公司或其任何附屬公司之董事、行政總裁、主要股東或彼等各自之聯繫人概無關連。

根據本集團之經審核綜合帳目及PEHL之未經審核綜合帳目(均於及截至二零零三年十二月三十一日止年度)，由於PEHL之未經審核綜合收益佔本集團於二零零三年十二月三十一日止年度之經審核綜合收益約43.6%，根據上市規則第13.25(2)條，PEHL被界定為本公司之"主要附屬公司"。

PEHL自截至一九九八年十二月三十一日止年度起錄得虧損及自截至二零零二年十二月三十一日止年度起錄得淨負債。PEHL之投資成本已於本集團之綜合帳目中作全數撥備。基於上述原因，董事會預期提呈將PEHL清盤之呈請不會對本集團造成任何重大不良影響。

PEHL及其附屬公司資料

有關PEHL及其附屬公司之進一步詳情，請參閱本公司日期為二零零四年六月十六日之公佈，特別是「多利加集團資料」之部份。

截至二零零三年十二月三十一日止年度，PEHL之未經審核綜合除税前及除税後淨虧損分別約為27,821,000港元及27,926,000港元。截至二零零二年十二月三十一日止年度，PEHL之經審核綜合除税前及除税後淨虧損分別約為62,344,000港元及63,382,000港元。PEHL於二零零三年十二月三十一日之未經審核及於二零零二年十二月三十一日之經審核綜合有形資產淨值分別約為負額116,837,000港元及負額88,911,000港元。

倘此事件有任何重大發展，本公司將作進一步公佈。

本公司各股東及潛在投資者於買賣本公司股份時務請審慎行事。

董事名單

於本公佈之日期，董事會由八名董事組成，其中五名為執行董事，即林錫忠先生、王幸東先生、閻西川先生、錢文超先生及何小麗女士；三名為獨立非執行董事，即林濬先生、馬紹援先生及譚惠珠女士。

釋義

「董事會」	指	本公司董事會(包括獨立非執行董事)
「本公司」	指	東方有色集團有限公司，於百慕達註冊成立之有限公司，其股份於香港聯合交易所有限公司上市
「本集團」	指	本公司及其附屬公司
「香港」	指	中華人民共和國香港特別行政區
「上市規則」	指	香港聯合交易所有限公司證券上市規則
「梁先生」	指	梁博程先生
「PEL」	指	多利加工程有限公司，其為PEHL之全資附屬公司
「PEHL」	指	Polycrown Engineering (Holdings) Limited，其為本公司間接持有51%之附屬公司

承董事會命
董事總經理
王幸東

香港，二零零四年七月七日

* *僅供識別*